Exhibit 23.1

Independent Auditors’ Consent

The Board of Directors

Broadway Financial Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-17331 and No. 333-102138) on Form S-8 of Broadway Financial Corporation of our report dated February 5, 2004, except as to footnote 20, which is as of March 18, 2004, with respect to the consolidated balance sheets of Broadway Financial corporation as of December 31, 2003 and 2002, and the related consolidated statements of operations and comprehensive earnings, changes in stockholders’ equity and cash flows for the years then ended, which report appears in the December 31, 2003 annual report on Form 10-KSB of Broadway Financial Corporation.

/s/ KPMG LLP

Los Angeles, California

March 30, 2004